June 6, 2025

Matthew Lipman
Chief Executive Officer
Capstone Holding Corp.
5141 W. 122nd Street
Alsip, IL 60803

       Re: Capstone Holding Corp.
           Registration Statement on Form S-1
           Filed June 3, 2025
           File No. 333-287745
Dear Matthew Lipman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eddie Kim at 202-551-8713 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Lawrence Metelitsa